                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)*

                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTIUCAL CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Christopher M.V. Jones
                               Robert Fleming Inc.
                           270 Park Avenue, 7th Floor
                               New York, NY 10017
                                 (212) 837-2930
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                              (Page 1 of 12 Pages)





--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------
   CUSIP No.  45256B101               13D                    Page 2 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

           NUMBER OF                         0
            SHARES            --------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER*
           OWNED BY
             EACH                            0
           REPORTING          --------------------------------------------------
          PERSON WITH         9     SOLE DISPOSITIVE POWER

                                             0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No.  45256B101               13D                    Page 3 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           BERMUDA
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

           NUMBER OF                         0
            SHARES            --------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER*
           OWNED BY
             EACH                            0
           REPORTING          --------------------------------------------------
          PERSON WITH         9     SOLE DISPOSITIVE POWER

                                             0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No.  45256B101               13D                    Page 4 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEM 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

           NUMBER OF                         0
            SHARES            --------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER*
           OWNED BY
             EACH                            0
           REPORTING          --------------------------------------------------
          PERSON WITH         9     SOLE DISPOSITIVE POWER

                                             0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No.  45256B101               13D                    Page 5 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

           NUMBER OF                   5,770,834
            SHARES            --------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER
           OWNED BY
             EACH                       0
           REPORTING          --------------------------------------------------
          PERSON WITH         9     SOLE DISPOSITIVE POWER

                                       5,770,834
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No.  45256B101               13D                    Page 6 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FLEMING INC.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

           NUMBER OF                     833,300
            SHARES            --------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER
           OWNED BY
             EACH                         0
           REPORTING          --------------------------------------------------
          PERSON WITH         9     SOLE DISPOSITIVE POWER

                                         833,300
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                   IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   CUSIP No.  45256B101               13D                    Page 7 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            J.P. MORGAN CHASE & CO. ("JPMC")*
            * JPMC disclaims any beneficial ownership of the shares of
            Impax Laboratories, Inc. reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for
            informational purposes.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
               AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

           NUMBER OF                         0
            SHARES            --------------------------------------------------
         BENEFICIALLY         8     SHARED VOTING POWER*
           OWNED BY
             EACH                            0
           REPORTING          --------------------------------------------------
          PERSON WITH         9     SOLE DISPOSITIVE POWER

                                             0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                  HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 6 to the Statement on Schedule 13D originally filed on March 12, 1999, as amended by Amendment No. 1 thereto filed on July 15, 1999, Amendment No. 2 thereto filed on December 27, 1999, Amendment No. 3 thereto filed on May 12, 2000, Amendment No. 4 thereto filed on December 20, 2000, Amendment No. 5 thereto filed on February 14, 2001 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"), amends and restates Items 2, 3, 4 and 5 and Appendices 1 and 2, and supplements Items 6 and 7. The address of the Issuer's principal executive offices is 30831 Huntwood Avenue, Hayward, California 94544. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 6. Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund", together with the US Fund, collectively referred to herein as the "Funds"), (iii) Fleming US Discovery Partners, L.P. ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming Inc. ("RFI"), investment adviser to Fleming US Discovery Investment Trust and Fleming US Discovery Fund, controlling member of Discovery and the sole limited partner of Fleming Partners and (vi) J.P. Morgan Chase & Co. ("JPMC"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons"). Robert Fleming Holdings Limited ("RFH"), a United Kingdom company and a reporting person on the filing of the original Schedule 13D and amendments thereto, is no longer a direct or indirect parent of any Reporting Person, and therefore, is no longer a Reporting Person for the purposes of this Statement.

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The US Fund entered into the Stock Purchase Agreement ("US Fund Purchase Agreement"), dated as of June 27, 2001, between the Issuer and the US Fund (attached as Exhibit 2 hereto and incorporated herein by reference), to purchase 269,320 shares of Common Stock for a total purchase price of $2,154,560. The US Fund purchased such shares of Common Stock, which were acquired by the US Fund at the closing on June 27, 2001, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

         The Offshore Fund entered into the Stock Purchase Agreement, dated as of June 27, 2001 ("Offshore Fund Purchase Agreement"), between the Issuer and the Offshore Fund (see Exhibit 3 hereto, which is incorporated herein by reference), to purchase 43,180 shares of Common Stock for a total purchase price of $345,440. The Offshore Fund purchased the shares of Common Stock, which were acquired by the Offshore Fund at the closing on June 27, 2001, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.


ITEM 4.  PURPOSES OF TRANSACTIONS

         The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the US Fund holds (x) 3,142,137 shares of Common Stock; (y) 64,637 shares of Series 2 Convertible Preferred Stock (the "US Fund Series 2 Preferred Stock"), which are convertible into 1,292,740 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 2 Conversion Shares"); and (z) warrants to purchase up to 538,662 shares of Common Stock (the "US Fund Warrant Shares").

         As of the date hereof, the Offshore Fund holds (x) 503,697 shares of Common Stock (the "Offshore Fund Common Stock"); (y) 10,363 shares of Series 2 Convertible Preferred Stock (the "Offshore Fund Series 2 Preferred Stock"), which are convertible into 207,260 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 2 Conversion Shares"); and
(z) warrants to purchase up to 86,338 shares of Common Stock (the "Offshore Fund Warrant Shares").

         As of the date hereof, Robert Fleming Nominees Limited ("RF Nominees"), a partnership that holds, as nominee, securities of funds advised by RFI, holds 833,300 shares of Common Stock (the "RF Nominees Common Stock"), which are owned by two funds, Fleming US Discovery Investment Trust and Fleming US Discovery Fund, for whom RFI serves as investment adviser. RF Nominees is owned 100% by a subsidiary of JPMC.

         Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the two funds that own the RF Nominees Common Stock, controlling member of Discovery and the sole limited partner of Fleming Partners, for purposes of Rule 13d-3 promulgated under the Exchange Act, RFI may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares, the Offshore Fund Warrant Shares and the RF Nominees Common Stock. RFI is 100% owned by JPMC. Thus, as the parent of RFI, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMC may be deemed to beneficially own the US Fund Common Stock, the US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares, the Offshore Fund Warrant Shares and the RF Nominees Common Stock. JPMC disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by any other Reporting Person. JPMC is named herein solely for informational purposes.

         As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the US Fund, the Offshore Fund, Fleming Partners, and Discovery may be deemed to have beneficially owned 12.4% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon
(i) 44,511,407 (42,323,907 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of April 30, 2001 and 2,187,500 shares issued pursuant to the US Fund Stock Purchase Agreement, Offshore Fund Stock Purchase Agreement and the three other Stock Purchase Agreements that the Issuer entered into on June 27, 2001 (collectively, the "Stock Purchase Agreements")), (ii) the US Fund Common Stock and the Offshore Fund Common Stock (3,645,834), (iii) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock and
(iv) the number of shares of Common Stock (625,000) issuable upon exercise of the US Fund Warrant Shares and the Offshore Fund Warrant Shares.

         The percentage is calculated by dividing 5,770,834 (which is the sum of 3,645,834, 1,500,000 and 625,000) by 46,636,407 (which is the sum of 1,500,000,
625,000, 42,323,907 and 2,187,500).

         As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of RFI and JPMC may be deemed to have owned beneficially 14.16% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon upon (i) 44,511,407 (42,323,907 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of April 30, 2001 and 2,187,500 shares issued pursuant to the Stock Purchase Agreements), (ii) the US Fund Common Stock and the Offshore Fund Common Stock (3,645,834), (iii) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and Offshore Fund Series 2 Preferred Stock, (iv) the number of shares of Common Stock (625,000) issuable upon exercise of the US Fund Warrant Shares and the Offshore Fund Warrant Shares and (v) the RFI Common Stock (833,300).

         The percentage is calculated by dividing 6,604,134 (which is the sum of 3,645,834, 1,500,000, 625,000 and 833,300) by 46,636,407 (which is the sum of
1,500,000, 625,000, 42,323,907 and 2,187,500).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) Other than as set forth below, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days:

                  On June 27, 2001, the US Fund acquired 269,320 shares of Common Stock pursuant to the US Fund Stock Purchase Agreement, as further described in Item 3 above.

                  On June 27, 2001, the Offshore Fund acquired 43,180 shares of Common Stock pursuant to the Offshore Fund Stock Purchase Agreement, as further described in Item 3 above.

                  In February 2001 the US Fund converted its 43,093 shares of Series 1-A Convertible Preferred Stock into 2,154,650 Common Shares.

                  In February 2001 the Offshore Fund converted its 6,907 shares of Series 1-A Convertible Preferred Stock into 345,350 Common Shares.


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is supplemented by the following:

         The US Fund acquired 269,320 shares of Common Stock pursuant to the US Fund Stock Purchase Agreement, dated as of June 27, 2001.

         The Offshore Fund acquired 43,180 shares of Common Stock pursuant to the Offshore Fund Stock Purchase Agreement, dated as of June 27, 2001.

         Pursuant to the Registration Rights Agreement, dated as of June 27, 2001 (the "Registration Rights Agreement") (attached as Exhibit 4 hereto and incorporated herein by reference), the Issuer has agreed to file a shelf registration and has granted to the Funds and their permitted transferees certain registration rights with respect to the shares of Common Stock held by such stockholders. If such shelf registration statement is not declared effective by November 28, 2001, the issuer is obligated to pay to each investor under the Registration Rights Agreement, including the Funds, an amount equal to
 .0333% of the amount such investor paid to acquire the registrable securities from the Issuer for each day in the period beginning on November 29, 2001 and ending on the date such shelf registration statement is declared effective.

         Pursuant to the Certificate of Designations of the Series 1-A Convertible Preferred Stock and the Series 1-B Convertible Preferred Stock, the Funds had a right to elect one member of the board of directors of the Issuer, so long as the Funds or their affiliates continued to own at least 40% of the 50,000 shares of Series 1-A Convertible Preferred Stock that the Funds acquired as of December 14, 1999 (the effective date of the merger between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc.) Thus, subsequent to the conversion by the Funds of all of their shares of Series 1-A Convertible Preferred Stock into Common Stock in February 2001, the Funds no longer have a right to elect a director of the Issuer.

         At the Annual Meeting of Stockholders held on May 8, 2001 (the "Annual Meeting"), eleven people were elected to the board of directors of the Issuer. Robert L. Burr was elected and David J. Edwards was re-elected as directors of the Issuer at the Annual Meeting. Mr. Burr and Mr. David Edwards are members of Fleming US Discovery, LLC (the sole general partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with JPMC). RFI (which is a subsidiary of JPMC) has employed Mr. Burr since 1995 and Mr. David Edwards since 1994.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

         The following additional material is filed as an Exhibit to this Amendment No. 6:

         Exhibit 1 -  Joint Filing Agreement.

         Exhibit 2 -  Stock Purchase Agreement, dated as of June 27, 2001, between Impax Laboratories, Inc. and Fleming US Discovery Fund III, L.P.

         Exhibit 3 -  Stock Purchase Agreement, dated as of June 27, 2001, between Impax Laboratories, Inc. and Fleming US Discovery Offshore Fund III, L.P. (other than identity of Purchaser, purchase price and number of shares, identical to and incorporated by reference to Exhibit 2 above)

         Exhibit 4 -  Registration Rights Agreement, dated as of June 27, 2001, among Impax Laboratories, Inc. and certain stockholders signatories thereto.





         Appendix 1-  Address, Organization and Principal Business of Each
                      Reporting Person Required by Item 2

         Appendix 2-  Information About Each Reporting Person Required by Item 2

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 19, 2001


                   FLEMING US DISCOVERY FUND III, L.P.

                   By: Fleming US Discovery Partners, L.P., its general partner
                       By: Fleming US Discovery, LLC, its general partner

                           By:  /s/ Robert L. Burr
                                -----------------------------------------------
                                Robert L. Burr, Member

                   FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                   By: Fleming US Discovery Partners, L.P, its general partner
                       By: Fleming US Discovery, LLC, its general partner

                           By:  /s/ Robert L. Burr
                                ----------------------------------------
                                Robert L. Burr, Member

                   FLEMING US DISCOVERY PARTNERS, L.P.

                   By: Fleming US Discovery, LLC, its general partner

                           By:  /s/ Robert L. Burr
                                ----------------------------------------
                                Robert L. Burr, Member

                   FLEMING US DISCOVERY, LLC

                   By:  /s/ Robert L. Burr
                        ------------------------------------------------
                        Robert L. Burr, Member

                   ROBERT FLEMING INC.

                   By:  /s/ Christopher M.V. Jones
                        ------------------------------------------------
                        Christopher M.V. Jones, Director

                   J.P. MORGAN CHASE & CO.

                   By:  /s/ Susan S. Spagnola
                        ------------------------------------------------
                        Susan S. Spagnola, Assistant Corporate Secretary

                                                                      APPENDIX 1

         ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5



                                     PRINCIPAL BUSINESS AND OFFICE       PLACE OF
        REPORTING PERSON                      ADDRESS                  ORGANIZATION                PRINCIPAL BUSINESS

FLEMING US DISCOVERY FUND III, L.P.    270 Park Avenue                 Delaware limited            to invest in securities with a
                                       7th Floor                       partnership                 view to long-term capital
("US FUND")                            New York, NY 10022                                          appreciation

FLEMING US DISCOVERY OFFSHORE          c/o Bank of Bermuda, Ltd        Bermuda limited             to invest in securities with a
FUND III, L.P.                         6 Front St                      partnership                 view to long-term capital
("OFFSHORE FUND," WITH                 Hamilton HM 11 Bermuda                                      appreciation
US FUND THE "FUNDS")

FLEMING US DISCOVERY PARTNERS,         270 Park Avenue,                Delaware limited            to act as the general partner
L.P.                                   7th Floor                       partnership                 of the Funds
("FLEMING PARTNERS")                   New York, NY  10017

FLEMING US DISCOVERY, LLC              270 Park Avenue,                Delaware limited            to act as the sole general
                                       7th Floor                       liability company           partner of Fleming Partners
                                       New York, NY 10017

ROBERT FLEMING INC.                    270 Park Avenue,                Delaware corporation        a registered investment adviser
                                       7th Floor
                                       New York, NY 10017

J.P. MORGAN CHASE & CO.                270 Park Avenue,                Delaware corporation        a parent holding company
                                       New York, N.Y.  10017

OTHER
-----
FLEMING US DISCOVERY INVESTMENT        Fleming Investment Trust        United Kingdom              an investment manager
TRUST                                  Management Limited              Investment Trust
                                       10 Aldermanbury
                                       London EC2V 7RF

FLEMING US DISCOVERY                   Fleming Fund Management         A Societe Anonyme           an investment manager
FUND                                   (Luxembourg) S.a r.l            incorporated under the laws
                                       European Bank & Business        of the Grand
                                       Center                          Duchy of Luxembourg
                                       6 route de Treves
                                       L-2633 Senningerberg
                                       Grand-Duchy of Luxembourg

                                                                      APPENDIX 2


                       INFORMATION ABOUT REPORTING PERSONS
                               REQUIRED BY ITEM 2


             MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC (1)
             ----------------------------------------------------


MANAGERS

     Robert Fleming Inc.
     Robert L. Burr (2)
     Christopher M.V. Jones (3)
     John M.B. O'Connor (4)
     Faith Rosenfeld (4)
     Richard D. Waters, Jr. (4)


EXECUTIVE COMMITTEE

     Robert L. Burr
     Christopher M.V. Jones
     John M.B. O'Connor
     Faith Rosenfeld
     Richard D. Waters, Jr.

INVESTMENT COMMITTEE

     Robert L. Burr
     Christopher M.V. Jones
     John M.B. O'Connor
     Faith Rosenfeld
     Richard D. Waters, Jr.






------------------------
(1) Each of the natural persons listed as a manager or committee member of Fleming US Discovery, LLC is a United States citizen, other than Christopher M.V. Jones, who is a United Kingdom citizen.

(2) Business address is 1211 Avenue of the Americas, New York, NY 10020.

(3) Business address is 522 Fifth Avenue, New York, NY 10036.

(4) Business address is 1221 Avenue of the Americas, 39th Floor, New York, NY 10020.

           EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING INC. (5)
           -------------------------------------------------------


Name:                          William Robert Maas
Business Address:              c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, NY  10017
Title:                         Director

Name:                          Arthur A. Levy
Business Address:              c/o J.P. Morgan Partners, LLC
                               1211 Avenue of the Americas
                               New York, NY 10020
Title:                         Chairman and Director

Name:                          Christopher M.V. Jones
Business Address:              c/o J.P. Morgan Chase & Co.
                               522 Fifth Avenue
                               New York, NY 10036
Title:                         Director

Name:                          Larry A. Kimmel
Business Address:              c/o J.P. Morgan Chase & Co.
                               345 Park Avenue
                               New York, NY 10154
Title:                         President and Director

Name:                          Jonathan K.L. Simon
Business Address:              c/o J.P. Morgan Chase & Co.
                               522 Fifth Avenue
                               New York, NY 10036
Title:                         Director

Name:                          Charlie Bridge
Business Address:              c/o J.P. Morgan Chase & Co.
                               10 Aldermanbury
                               London  EC2V 7RF
Title:                         Director





---------------------------
(5) Each of the persons listed as an executive officer or director of Robert Fleming Inc. is a United States citizen, other than Christopher M.V. Jones, Jonathan K.L. Simon and Charlie Bridge, who are United Kingdom citizens.

           EXECUTIVE AND OTHER OFFICERS OF J.P. MORGAN CHASE & CO. (6)
           -------------------------------------------------------


Douglas A. Warner III (7)         Chairman of the Board,
                                  Co-Chair of the Executive Committee

William B. Harrison Jr. (7)       President and CEO,
                                  Co-Chair of the Executive Committee

Geoffrey T. Boisi (7)             Vice Chairman/Co-CEO of the investment bank

David A. Coulter (7)              Vice Chairman/Head of the retail business;
                                  leads the new firm's Internet initiatives

Donald H. Layton  (7)             Vice Chairman/Co-CEO of the investment bank

Marc J. Shapiro (7)               Vice Chairman/Head of finance, risk
                                  management, and administration; Co-chair of
                                  the merger integration team

Jeffrey C. Walker (8)             Senior managing partner/Head of the private
                                  equity group

Dina Dublon (7)                   Chief Financial Officer

John C. Farrell (7)               Director Human Resources

Frederick W. Hill (7)             Director Corporate Marketing and
                                  Communications

William H. McDavid (7)            General Counsel

Leslie Daniels Webster (7)        Head Market Risk Management

Suzanne Hammett (7)               Head Credit Risk




-----------------------------
(6) Each of the persons listed as an executive or other officer of J.P. Morgan Chase & Co. is a United States citizen, other than Walter A. Gubert, who is an Italian citizen.

(7) Principal occupation is executive officer of JPMC. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

(8) Principal occupation is Managing Partner of J.P. Morgan Partners, LLC, an affiliate of JPMC.

                     DIRECTORS OF J.P. MORGAN CHASE & CO. (9)
                     ------------------------------------


Hans W. Becherer                   Retired Chairman and Chief Executive Officer
                                   Deere & Co.
                                   One John Deere Place
                                   Moline, Illinois  61265

Riley P. Bechtel                   Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, California  94119-3965

Frank A. Bennack, Jr.              President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York   10019

Lawrence A. Bossidy                Chairman of the Board
                                   Honeywell International Inc.
                                   c/o J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York  10017-2070

M. Anthony Burns                   Chairman
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami, FL   33196

H. Laurance Fuller                 Retired Co-Chairman
                                   BP Amoco p.l.c.
                                   c/o J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York  10017-2070

Ellen V. Futter                    President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, New York  10024

William H. Gray, III               President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia   22031

William B. Harrison, Jr.           President and Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York   10017-2070





----------------------
(9) Each of the persons listed as a director of J.P. Morgan Chase & Co. is a United States citizen.

Helene L. Kaplan                   Of Counsel
                                   Skadden, Arps, Slate, Meagher &  Flom LLP
                                   Four Times Square
                                   New York, New York  10036

Lee R. Raymond                     Chairman of the Board and Chief Executive Officer
                                   Exxon Mobil Corporation
                                   5959 Las Colinas Boulevard
                                   Irving, Texas  75039-2298

John R. Stafford                   Chairman, President and Chief Executive Officer
                                   American Home Products Corporation
                                   Five Giralda Farms
                                   Madison, New Jersey   07940

Lloyd D. Ward                      Former Chairman of the Board and Chief Executive Officer
                                   Maytag Corporation
                                   c/o J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York  10017-2070

Douglas A. Warner III              Chairman of the Board
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York  10017-2070

Marina v. N. Whitman               Professor of Business Administration and Public Policy
                                   The University of Michigan
                                   School of Public Policy
                                   411 Lorch Hall, 611 Tappan Street
                                   Ann Arbor, Michigan   48109-1220